SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-4105

BAUSCH & LOMB INCORPORATED

(Exact name of registrant as specified in its charter)

ONE BAUSCH & LOMB PLACE, ROCHESTER, NEW YORK 14604

(585) 338-6000

(Address, including zip code, and telephone number,

including area code, of registrant’s

principal executive offices)

COMMON STOCK, par value $0.40 per share

CLASS B STOCK, par value $0.08 per share

CLASS A PREFERRED STOCK, par value $1.00 per share

WARRANTS TO PURCHASE COMMON STOCK

WARRANTS TO PURCHASE CLASS A PREFERRED STOCK

WARRANTS TO PURCHASE DEBT SECURITIES

DEBT SECURITIES CONSISTING OF:

6.95% SENIOR NOTES DUE 2007

5.90% SENIOR NOTES DUE 2008

6.56% MEDIUM-TERM NOTES DUE 2026

7.125% DEBENTURES DUE 2028

2004 SENIOR CONVERTIBLE NOTES DUE 2023

FLOATING RATE CONVERTIBLE NOTES DUE 2023

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.40 per share:	1
Class B Stock, par value $0.08 per share:	None
Class A Preferred Stock, par value $1.00 per share:	None
Warrants To Purchase Common Stock:	None

Warrants To Purchase Class A Preferred Stock:	None
Warrants To Purchase Debt Securities:	None
Debt Securities Consisting Of:
6.95% Senior Notes Due 2007:	19
5.90% Senior Notes Due 2008:	2
6.56% Medium-Term Notes Due 2026:	4
7.125% Debentures Due 2028:	30
2004 Senior Convertible Notes Due 2023:	None
Floating Rate Convertible Notes Due 2023:	None

Pursuant to the requirements of the Securities Exchange Act of 1934, Bausch & Lomb Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: November 6, 2007	BAUSCH & LOMB INCORPORATED

/s/ Robert B. Stiles
Robert B. Stiles
Senior Vice President and General Counsel

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